SUPPL

15 Oct 2010

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America


10016456

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 4 October 2010, 6 October 2010 and 7 October 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/09/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 04/10/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

For Main Board and GEM listed issuers

2. Preference Shares

Stock code : Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	3,917,988,547	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	3,917,988,547	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	127,079,048
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ____	Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
2. Open offer	At price : State currency ____	Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
3. Placing	At price : State currency ____	Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
4. Bonus issue		Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ____	Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
6. Repurchase of shares		Class of shares repurchased (Note 1) ____	Cancellation date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
7. Redemption of shares		Class of shares redeemed (Note 1) ____	Redemption date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____
8. Consideration issue	At price : State currency ____	Class of shares issuable (Note 1) ____	Issue and allotment date : (dd/mm/yyyy) (/ /)	EGM approval date: (dd/mm/yyyy) (/ /)	____	____

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		
		Total E. (Ordinary shares)	Nil	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

For Main Board and GEM listed issuers

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 6 October 2010 resolved to recommend a final dividend of HK$0.28 per share for the year ended 30 June 2010 comprising a cash dividend of HK$0.01 per share and a scrip dividend equivalent to HK$0.27 per share with a cash option to shareholders of the Company as registered at the close of business on Wednesday, 24 November 2010.

The register of members of the Company will be closed from Wednesday, 17 November 2010 to Wednesday, 24 November 2010, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 16 November 2010.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 6 October 2010

As at the date of this announcement, the Board of the Company comprises (a) seven executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

Annual Results Announcement 2009/2010

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30 June 2010 as follows:

CONSOLIDATED INCOME STATEMENT

Year ended 30 June 2010

	Note	2010 HK$m	2009 HK$m
Revenues	2	**30,218.6**	24,415.0
Cost of sales		**(18,775.0)**	(17,421.8)
Gross profit		**11,443.6**	6,993.2
Other income		**211.3**	265.2
Other gains, net		**2,547.8**	1,714.5
Selling and marketing expenses		**(635.8)**	(405.2)
Administrative expenses		**(1,609.3)**	(1,635.9)
Other operating expenses		**(3,039.7)**	(2,761.2)
Changes in fair value of investment properties		**4,765.8**	(1,841.2)
Operating profit	3	**13,683.7**	2,329.4
Financing income		**474.5**	807.3
Financing costs		**(812.9)**	(1,068.9)
		13,345.3	2,067.8
Share of results of			
Jointly controlled entities		**3,233.7**	2,055.6
Associated companies		**932.8**	67.9
Profit before taxation		**17,511.8**	4,191.3
Taxation	4	**(2,651.8)**	(439.4)
Profit for the year		**14,860.0**	3,751.9
Attributable to:			
Shareholders of the Company		**11,612.6**	2,083.5
Non-controlling interests		**3,247.4**	1,668.4
		14,860.0	3,751.9
Dividends		**1,487.1**	1,158.9
Earnings per share	5		
Basic		**HK$2.99**	HK$0.55
Diluted		**HK$2.88**	HK$0.53

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 30 June 2010

	2010 HK$m	2009 HK$m
Profit for the year	**14,860.0**	3,751.9
Other comprehensive income		
Fair value changes of available-for-sale financial assets	**148.9**	555.0
- deferred tax arising from fair value changes thereof	**(20.1)**	(116.9)
Revaluation of property upon reclassification from property, plant and equipment to investment properties	**1,000.9**	-
Release of investment revaluation deficit to the income statement upon impairment	**55.7**	396.3
Release of reserve upon disposal of assets held for sale	**(7.2)**	(9.1)
Release of reserve upon disposal of available-for-sale financial assets	**(436.9)**	(297.8)
- reversal of deferred tax thereof	**87.0**	65.8
Release of exchange reserve upon disposal of subsidiaries	**(6.7)**	(267.3)
Share of other comprehensive income of a jointly controlled entity	**6.0**	(8.4)
Cash flow hedges	**(5.8)**	-
Translation differences	**(4.7)**	(21.6)
Other comprehensive income for the year	**817.1**	296.0
Total comprehensive income for the year	**15,677.1**	4,047.9
Attributable to:		
Shareholders of the Company	**12,468.2**	2,334.4
Non-controlling interests	**3,208.9**	1,713.5
	15,677.1	4,047.9

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2010

	Note	2010 HK$m	2009 HK$m
ASSETS			
Non-current assets			
Investment properties		**41,083.0**	31,007.7
Property, plant and equipment		**7,133.3**	7,328.9
Leasehold land and land use rights		**4,528.7**	5,075.8
Intangible concession rights		**774.0**	834.1
Intangible assets		**1,490.1**	1,684.0
Interests in jointly controlled entities		**30,691.8**	31,918.5
Interests in associated companies		**9,708.3**	7,828.3
Available-for-sale financial assets		**6,167.2**	5,509.3
Held-to-maturity investments		**281.9**	34.6
Financial assets at fair value through profit or loss		**270.8**	378.1
Derivative financial instruments		**172.1**	152.1
Properties for development		**15,668.2**	11,152.7
Deferred tax assets		**622.5**	476.5
Other non-current assets		**1,294.3**	1,532.2
		119,886.2	104,912.8
Current assets			
Properties under development		**25,409.0**	16,264.1
Properties held for sale		**11,058.9**	14,565.5
Available-for-sale financial assets		**-**	105.9
Inventories		**409.2**	402.9
Debtors and prepayments	6	**16,815.2**	20,914.7
Financial assets at fair value through profit or loss		**55.3**	63.3
Cash held on behalf of customers		**-**	3,661.9
Restricted bank balances		**91.0**	257.2
Cash and bank balances		**23,508.6**	14,080.0
		77,347.2	70,315.5
Non-current assets classified as assets held for sale	7	**2,376.5**	1,291.0
		79,723.7	71,606.5
Total assets		**199,609.9**	176,519.3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2010

	Note	2010 HK$m	2009 HK$m
EQUITY			
Share capital		**3,918.0**	3,867.3
Reserves		**81,336.0**	69,732.9
Proposed final dividend		**1,097.0**	812.1
Shareholders' funds		**86,351.0**	74,412.3
Non-controlling interests		**25,338.5**	23,070.7
Total equity		**111,689.5**	97,483.0
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**44,714.2**	33,764.1
Deferred tax liabilities		**7,319.6**	5,096.2
Derivative financial instruments		**308.0**	-
Other non-current liabilities		**402.6**	375.0
		52,744.4	39,235.3
Current liabilities			
Creditors and accrued charges	8	**23,960.9**	21,420.6
Current portion of long-term borrowings		**5,623.3**	7,796.2
Short-term borrowings		**1,981.8**	8,994.7
Current tax payable		**2,315.6**	1,589.5
		33,881.6	39,801.0
Liabilities directly associated with assets held for sale	7	**1,294.4**	-
		35,176.0	39,801.0
Total liabilities		**87,920.4**	79,036.3
Total equity and liabilities		**199,609.9**	176,519.3
Net current assets		**44,547.7**	31,805.5
Total assets less current liabilities		**164,433.9**	136,718.3

Notes:

1. **Basis of preparation**

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, which are measured at fair value.

(a) Change in accounting policy

During the year, the Group changed its accounting policy for leasehold land and land use rights included in properties for/under development and properties held for sale. Leasehold land and land use rights included in properties for/under development and properties held for sale meet the definition of both inventories under HKAS 2 "Inventories" and leasehold land under HKAS 17 "Leases". Previously, the land costs included in properties for/under development and properties held for sale were accounted for as prepaid operating leases and payments were amortised on a straight-line basis over the period of the lease in accordance with HKAS 17. Amortisation of cost of leasehold land and land use rights during the course of development was capitalised as part of the construction cost of the property. Amortisation charges incurred prior to development and following completion of the property were recognised in the income statement. Subsequent to the change in accounting policy, the cost of land included in properties for/under development and properties held for sale are accounted for as inventories in accordance with HKAS 2 and are carried at the lower of cost and net realisable value.

Management believes that the accounting of costs of leasehold land and land use rights included in properties for/under development and properties held for sale as inventories will result in a more meaningful presentation of the financial position of the Group, and of its performance for each year. The revised treatment reflects management's intent regarding the use of the land and results in a presentation consistent with industry practice.

The change in accounting policy has no material impact to the financial statements of the Group in the prior years. Accordingly no retrospective adjustment has been made to the financial statements of the Group for prior years.

(b) Adoption of new or revised accounting standards

For the year ended 30 June 2009, the Group early adopted HKFRS 3 (Revised) "Business Combinations" and Hong Kong Accounting Standard 27 (Revised) "Consolidated and Separate Financial Statements". In the current year, the Group has adopted the following amendments to standards and interpretations:

HKFRS 1 (Revised)	First-time Adoption of HKFRS
HKFRS 1 and HKAS 27 Amendments	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 Amendments	Vesting Conditions and Cancellations
HKFRS 7 Amendments	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 Amendments	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 Amendment	Eligible Hedged Items
HK(IFRIC) - Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) - Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC) - Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC) - Int 18	Transfers of Assets from Customers
HKFRSs Amendments	Improvements to HKFRSs 2008

In addition, the Group has early adopted HKAS 32 Amendment "Financial Instruments: Presentation - Classification of Rights Issues" for the year ended 30 June 2010.

The effect of the adoption of these new or revised standards, amendments and interpretations are detailed below:

HKAS 1 (Revised) — Presentation of Financial Statements: The standard required all non-owner changes in equity (i.e. comprehensive income) to be presented in a single statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). The Group has chosen to adopt the two statements approach and a new consolidated statement of comprehensive income is included after the consolidated income statement in the consolidated financial statements for the year ended 30 June 2010.

HKFRS 8 — Operating Segments: HKFRS 8 replaces HKAS 14 — Segment Reporting. The new standard uses a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group's current segment information is consistent with that used for internal purposes and the adoption of HKFRS 8 does not have any significant changes on the Group's reportable segments.

1. **Basis of preparation (Continued)**

(b) Adoption of new or revised accounting standards (Continued)

HKAS 40 Amendment — Investment property: The Group adopted this amendment with prospective application from 1 July 2009. Properties being constructed or developed for future use as investment properties are brought within the scope of HKAS 40 and are reclassified from properties under development and property, plant and equipment to investment properties at their carrying amounts and are measured at fair value.

HKFRS 7 Amendments — Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments: These amendments enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendments require disclosure of fair value measurement hierarchy. The Group has included the relevant information in the financial statements.

HKAS 32 Amendment — Financial Instruments: Presentation — Classification of Rights Issues: The offer of rights issue of New World China Land Limited ("NWCL"), a non-wholly owned subsidiary of the Group, which is denominated in currency other than the functional currency of NWCL is no longer accounted for as a derivative liability but is classified as equity of NWCL. As a result, there is no longer any change in fair value of the derivatives to be recognised in the income statement.

The effects on the consolidated income statement for the year ended 30 June 2010 are as follows:

	HKAS 40 Amendment HK$m	HKAS 32 Amendment HK$m	Total HK$m
Increase/(decrease) in profit for the year			
Change in fair value of derivative liabilities	-	(287.8)	(287.8)
Change in fair value of investment properties	(19.6)	-	(19.6)
Change of results of jointly controlled entities	23.2	-	23.2
Profit before taxation	3.6	(287.8)	(284.2)
Taxation charge	4.9	-	4.9
Profit for the year	8.5	(287.8)	(279.3)
Attributable to:			
Shareholders of the Company	0.7	(201.6)	(200.9)
Non-controlling interests	7.8	(86.2)	(78.4)
	8.5	(287.8)	(279.3)
Earnings per share (HK$)			
Basic	0.0002	(0.0519)	(0.0517)
Diluted	0.0002	(0.0459)	(0.0457)

1. Basis of preparation (Continued)

(b) Adoption of new or revised accounting standards (Continued)

The effects on the consolidated statement of financial position as at 30 June 2010 are as follows:

	HKAS 40 Amendment HK$m	HKAS 32 Amendment HK$m	Total HK$m
Increase/(decrease) in			
Investment properties	**2,253.8**	-	**2,253.8**
Leasehold land and land use rights	**(622.2)**	-	**(622.2)**
Property, plant and equipment	**(313.5)**	-	**(313.5)**
Interests in jointly controlled entities	**23.2**	-	**23.2**
Properties under development	**(1,337.7)**	-	**(1,337.7)**
Total assets	**3.6**	-	**3.6**
Reserves	**0.7**	-	**0.7**
Non-controlling interests	**7.8**	-	**7.8**
Total equity	**8.5**	-	**8.5**
Deferred tax liabilities	**(4.9)**	-	**(4.9)**
Total equity and liabilities	**3.6**	-	**3.6**

(c) Standards, amendments and interpretations which are not yet effective

The following new or revised standards, amendments and interpretations are mandatory for the Group's accounting periods beginning on or after 1 July 2010 or later periods but which the Group has not early adopted:

Effective for the year ending 30 June 2011

HKFRS 1 Amendment	Additional Exemption for First-time Adopters
HKFRS 1 Amendment	Limited Exemption from Comparative HKFRS 7 Disclosures for First-time Adopters
HKFRS 2 Amendment	Group Cash-settled Share-based Payment Transactions
HK(IFRIC) Int 19	Extinguishing Financial Liabilities with Equity Instruments
HKFRSs Amendments	Improvements to HKFRSs 2009

Effective for the year ending 30 June 2012 or after

HKFRS 9	Financial Instruments
HKAS 24 (Revised)	Related Party Disclosures
HK(IFRIC) - Int 14 Amendment	Prepayments of Minimum Funding Requirement
HKFRSs Amendments	Improvements to HKFRSs 2010

The Group has already commenced an assessment of the impact of these new or revised standards, amendments and interpretations, certain of which are relevant to the Group's operation and will give rise to changes in presentation, disclosures and measurements of certain items in the financial statements.

2. Revenues and segment information

Revenues (representing turnover) recognised during the year are as follows:

	2010 HK$m	2009 HK$m
Revenues		
Property sales	**12,570.1**	2,112.6
Rental	**1,508.8**	1,496.5
Contracting	**3,293.5**	8,656.0
Provision of services	**6,732.1**	6,063.0
Infrastructure operations	**251.9**	278.1
Hotel operations	**2,480.9**	2,267.7
Department store operations	**2,484.7**	2,368.2
Telecommunication services	**713.4**	892.8
Others	**183.2**	280.1
Total	**30,218.6**	24,415.0

The Executive Committee of the Company, being the chief operating decision-maker, determines and reviews the Group's internal reporting in order to assess performance and allocate resources. The operating segments are determined based on the afore-mentioned internal reporting. The Executive Committee considers the business from product and service perspective, which comprises property development, property investment, service, infrastructure, hotel operations, department stores, telecommunications and others (including media and technology businesses) segments.

The Executive Committee assesses the performance of the operating segments based on each segment's operating profit. The measurement of segment operating profit excludes the effects of changes in fair value of investment properties, unallocated corporate expenses and non-recurring events. In addition, financing income and costs are not allocated to segments.

Sales between segments are carried out in accordance with terms agreed by the parties involved.

2. Revenues and segment information (Continued)

	Property development HK$m	Property investment HK$m	Service HK$m	Infra-structure HK$m	Hotel operations HK$m	Department stores HK$m	Telecom-munications HK$m	Others HK$m	Con-solidated HK$m
2010									
Total revenues	12,570.1	1,694.5	12,083.3	251.9	2,480.9	2,484.7	773.9	183.2	32,522.5
Inter-segment	-	(185.7)	(2,057.7)	-	-	-	(60.5)	-	(2,303.9)
Revenue - external	12,570.1	1,508.8	10,025.6	251.9	2,480.9	2,484.7	713.4	183.2	30,218.6
Segment results	3,948.3	975.7	1,247.6	(8.7)	197.1	515.3	(0.3)	113.5	6,988.5
Other gains, net	2,395.5	(113.1)	904.0	-	(192.3)	166.1	(0.7)	(611.7)	2,547.8
Changes in fair value of investment properties	-	4,765.8	-	-	-	-	-	-	4,765.8
Unallocated corporate expenses									(618.4)
Operating profit									13,683.7
Financing income									474.5
Financing costs									(812.9)
									13,345.3
Share of results of									
Jointly controlled entities	880.0	385.7	287.1	1,554.6	(46.4)	-	-	172.7	3,233.7
Associated companies	8.0	257.5	457.1	27.5	7.8	(0.2)	157.3	17.0	932.8
Profit before taxation									17,511.8
Taxation									(2,651.8)
Profit for the year									14,860.0
Segment assets	64,699.8	40,222.6	9,620.8	880.9	5,785.9	5,396.1	1,244.2	6,965.3	134,815.6
Interests in jointly controlled entities	4,920.6	8,136.0	2,180.7	13,651.5	1,398.4	-	-	404.6	30,691.8
Interests in associated companies	1,026.3	2,229.5	3,820.6	309.3	120.4	-	2,146.8	55.4	9,708.3
Unallocated assets									24,394.2
Total assets									199,609.9
Segment liabilities	14,521.2	945.9	5,398.1	151.4	1,236.8	2,290.7	166.4	947.4	25,657.9
Unallocated liabilities									62,262.5
Total liabilities									87,920.4
Additions to non-current assets (Note a)	2,173.3	2,057.5	350.0	-	192.7	1,575.4	140.2	10.5	6,499.6
Depreciation and amortisation	38.0	29.8	153.6	60.2	391.8	248.1	51.3	20.9	993.7
Impairment charge and provision	52.1	112.4	30.5	-	181.3	-	0.7	448.7	825.7

2. Revenues and segment information (Continued)

	Property development HK$m	Property investment HK$m	Service HK$m	Infra-structure HK$m	Hotel operations HK$m	Department stores HK$m	Telecom-munications HK$m	Others HK$m	Con-solidated HK$m
2009									
Total revenues	2,112.6	1,712.1	17,113.4	278.1	2,267.7	2,368.2	952.0	280.1	27,084.2
Inter-segment	-	(215.6)	(2,394.4)	-	-		(59.2)	-	(2,669.2)
Revenues - external	2,112.6	1,496.5	14,719.0	278.1	2,267.7	2,368.2	892.8	280.1	24,415.0
Segment results	233.0	1,001.6	823.1	128.3	308.8	526.6	8.7	70.5	3,100.6
Other gains, net	894.4	231.3	(208.7)	506.9	(335.3)	9.4	(7.3)	623.8	1,714.5
Changes in fair value of investment properties		(1,841.2)	-		-	-	-	-	(1,841.2)
Unallocated corporate expenses									(644.5)
Operating profit									2,329.4
Financing income									807.3
Financing costs									(1,068.9)
									2,067.8
Share of results of									
Jointly controlled entities	282.1	406.2	214.9	1,274.3	(87.7)	-	-	(34.2)	2,055.6
Associated companies	(7.8)	199.8	(73.0)	9.2	(0.2)	(2.1)	(66.4)	8.4	67.9
Profit before taxation									4,191.3
Taxation									(439.4)
Profit for the year									3,751.9
Segment assets	51,057.3	32,765.5	17,446.9	1,920.4	6,136.4	4,729.4	1,347.4	6,403.4	121,806.7
Interests in jointly controlled entities	9,401.0	5,888.2	1,996.3	13,088.8	958.2	-	-	586.0	31,918.5
Interests in associated companies	1,148.8	1,652.3	2,459.4	351.4	112.4	0.9	2,047.2	55.9	7,828.3
Unallocated assets									14,965.8
Total assets									176,519.3
Segment liabilities	7,210.6	696.9	10,310.0	202.5	644.7	1,762.4	186.0	782.5	21,795.6
Unallocated liabilities									57,240.7
Total liabilities									79,036.3
Additions to non-current assets (Note a)	101.2	1,075.4	656.2	-	609.7	593.4	121.8	24.8	3,182.5
Depreciation and amortisation	112.6	40.4	137.9	69.3	280.5	189.9	49.0	31.7	911.3
Impairment charge and provision	57.4	65.8	155.6	-	394.2	-	7.3	338.0	1,018.3

Note a: Additions to non-current assets represent additions to non-current assets other than financial instruments (including interests in jointly controlled entities and interests in associated companies), deferred tax assets and retirement benefit assets.

2. Revenues and segment information (Continued)

	Revenues HK$m	Non-current assets (Note b) HK$m
2010		
Hong Kong	**18,578.1**	**40,583.1**
Mainland China	**10,463.9**	**29,397.3**
Macau and others	**1,176.6**	**696.9**
	30,218.6	**70,677.3**
2009		
Hong Kong	14,086.4	34,056.1
Mainland China	6,380.9	22,867.0
Macau and others	3,947.7	160.1
	24,415.0	57,083.2

The Group's revenues and non-current assets attributable to Southeast Asia and North America accounted for an insignificant portion of the Group's total revenues and non-current assets respectively, and have been included under Macau and others.

Note b: Non-current assets represent non-current assets other than financial instruments (including interests in jointly controlled entities and interests in associated companies), deferred tax assets and retirement benefit assets.

3. Operating profit

Operating profit of the Group is arrived at after crediting/(charging) the following:

	2010 HK$m	2009 HK$m
Other investment income	**211.3**	265.2
Gain on remeasuring previously held interests of jointly controlled entities and associated companies at fair value upon further acquisition as subsidiaries	**1,333.8**	88.9
Excess of fair value of net assets acquired over the cost of acquisition of interests in subsidiaries	**732.1**	50.9
(Loss)/gain on fair value of financial assets at fair value through profit or loss	**(510.7)**	417.3
Net profit on disposal of		
Non-current assets classified as assets held for sale	**242.5**	274.5
Available-for-sale financial assets	**352.6**	410.6
Subsidiaries	**996.9**	604.7
Gain on remeasuring non-controlling interests retained at fair value after disposal of partial interest in a subsidiary	**105.8**	319.1
Cost of inventories sold	**(10,265.3)**	(3,618.2)
Depreciation and amortisation	**(993.7)**	(911.3)
Impairment loss on		
Available-for-sale financial assets	**(55.7)**	(396.3)
Intangible assets	**(59.4)**	(86.9)
Loans receivable and other assets	**(394.1)**	(90.0)
Property, plant and equipment, leasehold land and land use rights	**(316.5)**	(445.1)

4. Taxation

	2010 HK$m	2009 HK$m
Current taxation		
Hong Kong profits tax	**933.3**	449.7
Mainland China and overseas taxation	**572.5**	373.6
Mainland China land appreciation tax	**315.1**	70.8
Deferred taxation		
Valuation of investment properties	**815.7**	(327.4)
Other temporary differences	**15.2**	(127.3)
	2,651.8	439.4

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the year.

Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group, jointly controlled entities and associated companies operate. These rates range from 9% to 25% (2009: 9% to 25%).

Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2009: 30% to 60%) on the appreciation of land value, being the proceeds of sale of properties less deductible expenditures including costs of land use rights and property development expenditures.

Share of results of jointly controlled entities and associated companies is stated after deducting share of taxation of jointly controlled entities and associated companies of HK$812.0 million and HK$117.6 million (2009: HK$346.7 million and HK$69.0 million) respectively.

5. Earnings per share

The calculation of basic and diluted earnings per share for the year is based on the following:

	2010 HK$m	2009 HK$m
Profit attributable to shareholders of the Company	**11,612.6**	2,083.5
Effect of dilutive potential ordinary shares:		
Interest expense on convertible bonds	**292.5**	-
Adjustment on the effect of dilution in the results of subsidiaries	**(92.2)**	(52.1)
Profit for calculating diluted earnings per share	**11,812.9**	2,031.4

	Number of shares (million) 2010	2009
Weighted average number of shares for calculating basic earnings per share	**3,883.4**	3,799.5
Effect of dilutive potential ordinary shares upon the conversion of convertible bonds	**224.0**	-
Weighted average number of shares for calculating diluted earnings per share	**4,107.4**	3,799.5

The earnings per share for the year ended 30 June 2009 has been adjusted to reflect the effect of rights issue of NWCL during the year.

Diluted earnings per share for the year did not assume the conversion of the exercise of share options outstanding during the year since their exercise would have an anti-dilutive effect.

Diluted earnings per share for the year ended 30 June 2009 did not assume the conversion of the convertible bonds and the exercise of share options outstanding during the year since their conversion and exercise would have an anti-dilutive effect.

6. Trade debtors

Aging analysis of trade debtors is as follows:

	2010 HK$m	2009 HK$m
Current to 30 days	**992.9**	6,630.5
31 to 60 days	**142.8**	316.4
Over 60 days	**460.1**	552.6
	1,595.8	7,499.5

The Group has different credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

7. Assets held for sale/liabilities directly associated with assets held for sale

On 11 June 2010, the Company's subsidiary, NWS Holdings Limited ("NWSH") entered into agreements in respect of the disposal of certain non-core business under a management buyout arrangement, including (a) laundry and landscaping; (b) security and guarding; (c) trading of building materials; (d) senior residents' home; (e) insurance brokerage; (f) property management in Hong Kong; (g) cleaning; and (h) electrical and mechanical engineering (the "Disposed Group") subject to certain conditions precedent. Total consideration for the disposal was HK$888.5 million and the expected gain for NWSH would amount to approximately HK$0.3 billion upon completion of the transactions. Assets and liabilities of the Disposed Group are reclassified as held for sale accordingly.

8. Trade creditors

Aging analysis of trade creditors is as follows:

	2010 HK$m	2009 HK$m
Current to 30 days	**5,325.6**	6,286.0
31 to 60 days	**549.9**	495.4
Over 60 days	**1,261.8**	1,098.5
	7,137.3	7,879.9
Payable arising from securities business *(Note)*	**-**	4,694.1
	7,137.3	12,574.0

Note:

Payables arising from securities business as at 30 June 2009 mainly represented accounts payable to clients, brokers, dealers and clearing houses. The payable was derecognised upon the disposal of the Group's securities business.

9. Contingent liabilities

The Group's contingent liabilities as at 30 June 2010 amounted to HK$10,966.5 million (2009: HK$6,638.7 million).

10. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

The Board has resolved to recommend a final dividend of HK$0.28 per share (2009 HK$0.21 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.27 per share with a cash option to shareholders registered on 24 November 2010. Together with the interim dividend of HK$0.10 per share paid in June 2010, total distribution for 2010 would thus be HK$0.38 per share (2009: HK$0.30 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.27 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 25 November 2010.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	17 November 2010 to 24 November 2010
Latest time to lodge transfer with Share Registrar	:	4:00 p.m. on Tuesday, 16 November 2010
Address of Share Registrar	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

BUSINESS REVIEW

In FY2010, NWD recorded a consolidated turnover of HK$30,218.6 million and profit attributable to shareholders of the Company amounted to HK$11,612.6 million. Contributions from recurrent operations including property development, property investment, service, infrastructure and department stores achieved satisfactory growth during the year under review. If stripping out the net other gains and changes in fair value of investment properties, the Group's profits were to become HK$6,081.7 million, an increase of 72.4% compared to the prior year.

Property Development and Investment

Hong Kong Property Development

The residential property market has regained momentum since mid-2009. The economic rebound, low interest rate, high liquidity and tight supply have led to a robust growth in residential property transaction volume and price. According to the figures released by The Land Registry of the HKSAR, the number of sale and purchase agreements of residential units during the 12 months since July 2009 reached 128,808 units, an increase of 54% year-on-year.

In FY2010, the Group's effective share of Hong Kong property sales amounted to approximately HK$6,058.5 million. The contributions were mainly from the sales of The Masterpiece (名鑄), Harbour Place (海濱南岸) and Wylie Court (衛理苑). The residential project Emerald Green (翹翠峰) received positive market responses and around 93% of the area has been sold.

Capitalizing the booming of housing demand, Belcher's Hill (寶雅山) in Western District was launched in late January 2010. The project is situated in the Central-West school net and is next to the terminal station of MTR West Island Line under construction. Majority of the residential units were sold.

The Group expects to launch four new projects with 1,135 units to the market. They are 9-12 Chun Fai Terrace in Tai Hang (大坑春暉臺項目), Phase 1 of Tong Yan San Tsuen in Yuen Long (元朗唐人新村第一期), 55 Conduit Road in Mid-Levels (半山干德道 55 號) and the Che Kung Temple Station Project in Shatin (沙田車公廟站項目).

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,289,500	12,888,000
Sha Tin / Tai Po	2,122,000	2,122,000
Fanling	2,260,000	2,260,000
Sai Kung	1,984,035	1,430,660
Tuen Mun	120,000	120,000
Total	**20,775,535**	**18,820,660**

The Group has a total of over 20 million sq ft of agricultural land reserve pending conversion. In particular, the Group is actively negotiating with the government on the land premium for the conversion of 5 million sq ft of agricultural land.

In FY2010, the Group paid approximately HK$3.6 billion land premium for the Group's share of agricultural land conversion to the government for two joint venture property development projects, namely Wu Kai Sha Project in Ma On Shan (馬鞍山烏溪沙項目) and Tai Tong Road Project in Yuen Long (元朗大棠路項目). The Group's total attributable gross floor area ("GFA") involved is around 1.2 million sq ft.

In addition to agricultural land conversion, the Group has been actively pursuing to replenish its landbank in the urban areas of Hong Kong so as to provide a steady pipeline of development sites in coming years. Various means, including public auction, private acquisition and tendering for development projects offered by Urban Renewal Authority, the MTRC and the government are being considered.

In March 2010, the Group's 50/50 joint venture won the tender for the Austin MTR Station Project and the Group's share of land premium payment was approximately HK$3.9 billion. The project is situated in the prestigious residential area in West Kowloon and is right next to the Guangzhou-Shenzhen-Hong Kong Express Rail Link Hong Kong Section Terminal Station under construction. It covers a total site area of 295,178 sq ft with permissible GFA of approximately 1.28 million sq ft.

The Group currently has a landbank of 9 million sq ft total GFA for immediate development. Over 50% of the ready landbank is in the urban area.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	441,588
Kowloon	4,112,313
New Territories (excluding areas pending agricultural land conversion)	4,400,685
Total	**8,954,586**

Mainland China Property Development

Please refer to section "Mainland China Property" for details.

Hong Kong Property Investment

Corporate demand and rental rates of prime office buildings were greatly reduced in the aftermath of the global financial crisis. Nevertheless, signs of stabilization had been observed in the office market since the fourth quarter of 2009 after a series of economic boosting measures were undertaken by the central banks around the world. Improving economic fundamentals and sentiment have resulted in increasing corporate expansion demand. Leasing activities of Grade A offices have picked up and limited supply in the prime location has stabilized the rental rates and triggered the improvement in the second quarter of 2010.

Retail market in Hong Kong had been back on track after adversely affected by the global economic downturn. The improving economic condition and improved employment rate have strengthened the local consumer confidence since the fourth quarter of 2009. Coupled with the remarkable pick-up in local consumption and the increase in tourist spending associated with the rapid growth of inbound Mainland tourists, the value of total Hong Kong retail sales in the first half of 2010 recorded HK$156.2 billion, up 17.9% year on year. Strong retail performance has stimulated the leasing demand for retail premises.

The Group's gross rental income in Hong Kong amounted to HK$1,197.6 million. All the major projects in the Group's investment portfolio attained satisfactory occupancy.

New World Centre, the Group's trophy building standing on the tip of Kowloon at the waterfont for more than 30 years, was closed for redevelopment during the year under review. Following the demolition of the New World Centre East Wing Office Tower, the remaining core components including the shopping mall podium, Renaissance Kowloon Hotel, service apartment and West Wing Office Tower will be demolished in phases.

Mainland China Property Investment

Please refer to section "Mainland China Property" for details.

Mainland China Property

In FY2010, New World China Land ("NWCL") recorded a profit of HK$2,636.4 million, representing an increase of 93.9% as compared with FY2009. In particular, the relevant operating profit attributable to core business increased significantly to HK$1,812.1 million, representing a year-on-year increase of 95%. Such increase was primarily due to the substantial increase in property sales and the improvement of hotel operation results.

During the year under review, NWCL's overall property sales performance was driven by the better market sentiment and a more optimistic property market outlook, with over 120.1% increase in sales volume to a total GFA of 1,039,224 sq m with gross sales proceeds of over RMB7,978.0 million. During the year under review, NWCL's overall gross profit margin dropped by 6.8 percentage points to 26.4% as compared with FY2009. Apart from the difference in the sales portfolio in the previous two financial years, the decrease in the overall gross profit margin during the year was also a result of the recognition of the effect arising from fair value adjustments in the costs in the sale of certain projects of which we have recently acquired additional interests.

In FY2010, NWCL has completed 11 property development projects in Beijing, Wuhan, Changsha, Chengdu, Guangzhou, Guiyang, Huizhou and Shunde with a total GFA of 734,939 sq m, representing a year-on-year increase of 7%.

During the year under review, the contributions from NWCL's rental operation have slightly increased by 0.3% from FY2009 to HK$489.6 million. The occupancy of certain office premises under NWCL has shown continuous improvement and the occupancy for Wuhan New World Centre and Wuhan New World International Trade Tower was particularly prominent. There was a reduction of turnover rent rate upon renewal of tenancy at Beijing New World Centre and a reduction in rentable area upon selling service apartment and office space at Beijing New World Centre. The Galleria shopping mall in Dalian, the ancillary building of Wuhan New World Centre and Beijing Baoding Building have just commenced operation during the year under review, and the high operating expenses in the early stage have adversely affected the contribution from rental operation.

During the year under review, NWCL's investment property portfolio increased by 141,498 sq m, which was mainly contributed by newly completed retail properties and car parks in Beijing, Wuhan, Changsha and Guangzhou.

Service and Infrastructure

NWS Holdings Limited ("NWSH"), focuses on the service and infrastructure business of the Group, has achieved a profit attributable to shareholders of HK$4,011.7 million for FY2010, an increase of 58.6% year-on-year. A significant gain from the disposal of controlling interest in Taifook Securities of HK$728.7 million was recognized during FY2010. A net gain of HK$541.1 million also realized during the year through the disposals of several securities investments.

Service

Service segment achieved a substantial increase in revenue contribution, mainly attributable to an encouraging performance from our duty free operation and Taifook Securities.

Hong Kong Convention & Exhibition Centre achieved a solid growth with its exhibition business for FY2010 subsequent to the increase of its total rental space to 91,500 sq m after the completion of extension works in April 2009. During FY2010, 1,185 events were held in total with total patronage in excess of 4.8 million.

Benefiting from the robust growth in Mainland China visitor arrivals via railway and the increased average spending per passenger, Free Duty in Lo Wu and Hung Hom MTR Stations registered particularly strong growths during FY2010. Lok Ma Chau MTR Station also recorded significant improvements in terms of both retail sales revenue and profits.

Profit contributions from the facility services business dropped by 14% over FY2009. The decrease was primarily due to the loss of revenue and shrinkage in margin owing to keen competition in general.

As at 30 June 2010, the gross value of contracts on hand for the construction business was approximately HK$17.6 billion. Meanwhile, the performance of local bus and ferry operations improved as a result of the significant decline in overall fuel costs which have been hedged at a reasonable price level.

A significant improvement in contribution from Taifook Securities was chiefly due to increase in stock market turnover and higher contribution from its core operations including brokerage service, corporate finance and margin finance during FY2010 since the stock market has shown clear signs of rebound since March 2009. Tricor recorded a steady growth in its corporate services and investor services businesses during FY2010. Tricor business operations in Hong Kong and Singapore together contributed about 78% of its total profit during FY2010.

As part of NWSH's continuing corporate strategy to consolidate its businesses, NWSH reduced its shareholding interest in Taifook Securities to approximately 9% from approximately 61.9% on 21 December 2009 following the completion of disposal of 373,434,720 Taifook Securities shares to Hai Tong (HK) Financial Holdings Limited at HK$4.88 per share.

On 11 June 2010, the Group disposed some of its non-core businesses, including laundry and landscaping, security and guarding, trading of building materials, senior residents' homes, insurance brokerage, property management in Hong Kong, cleaning and electrical and mechanical engineering. Total consideration for the disposal was HK$888.5 million and the expected unaudited gain to be derived by NWSH would amount to approximately HK$0.3 billion.

Infrastructure

The performance of the Roads division was weakened as a result of the disposal of Wuhan Airport Expressway in FY2009 and the closure of a roadway for maintenance during the year.

Performance of Guangzhou City Northern Ring Road was severely affected by the partial closure of the expressway during its major repair and maintenance works from July to November 2009. Its average daily traffic flow shrunk 18% in FY2010. Performance of other expressways within the Pearl River Delta Region rebounded during the year. Average daily traffic flow of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) and Shenzhen-Huizhou Roadway and Expressway rose 15% and 19% respectively.

The growth in electricity sales and softened coal price during the year led to a significant growth in contribution from the Energy division. In FY2010, the combined electricity sales of Zhujiang Power Plants grew by 12% on the strength of the economy recovery. For Chengdu Jintang Power Plant, its electricity sales volume was up 4% and achieved a better average tariff in FY2010. Electricity sales of Macau Power reported a healthy growth of 8%, as benefited from the opening of new hotels and entertainment facilities.

Contribution from water projects in Mainland China continued to grow and tariff hike of several water plants was approved in FY2010. Chongqing Water Plant rose 16% in daily average treated volume. Sales volume for industrial water and sewage treatment volume of Shanghai SCIP Water Treatment Plants increased by 23% and 15% respectively. The acquisition of Chongqing Water Group ("CWG") in August 2008 provided a full-year contribution in FY2010. In March 2010, CWG listed on the Shanghai Stock Exchange and our interest, as a result of the listing, has been diluted to 6.72% from 7.5%.

The contribution from Ports & Logistics division was affected by the global economic downturn. Owing to the global freight market downturn, profit contribution from ATL Logistics Centre fell in FY2010. While the average occupancy rate maintained a high level of 97%, drop in lease income, cargo-handling and storage revenues was recorded.

China United International Rail Containers Co., Ltd. commenced three terminal operations, which are located in Chongqing, Chengdu and Zhengzhou in FY2010. The throughput volume of Kunming Terminal, which was opened in January 2008, increased by 68% to 267,000 TEUs in FY2010. As of today, a total of eight terminals in Kunming, Chongqing, Chengdu, Zhengzhou, Qingdao, Wuhan, Dalian and Shanghai (to be injected into the JV by the Ministry of Railways) are now operational. Xian is expected to commence operation in October 2010. It is planned that all 18 rail container terminals will be completed by end of 2012.

Hotel Operations

Hong Kong hotel industry was adversely affected by the global economic downturn which started in the third quarter of 2008. The outbreak of human swine influenza in May 2009 further deteriorated the situation. Nevertheless, the dismissal of the virus threat and the recovering global economy have helped increase travel propensity and sustain the growth momentum of visitor arrivals. A positive growth in visitor arrivals has been recorded since the fourth quarter of 2009.

Visitors from Mainland China were the key driver of the growth, contributing to over 62% of the total arrivals to Hong Kong and brought the total arrivals up 23.1% to a record high of 16.9 million in the first half of 2010. The long-haul market also saw significant growth momentum. Total arrivals to Hong Kong has gradually recovered to the pre-crisis level.

Increased demand from corporate and leisure travellers has improved the hotel occupancies and average room rates also saw modest upward adjustment in the first two quarters of 2010. The Group's hotels in Hong Kong have steadily improved in occupancies and average room rates.

The Group's Hyatt Regency Hong Kong, Tsim Sha Tsui has been operating smoothly since its launch in October 2009. As the redevelopment of the New World Centre will be commenced within 2010, Renaissance Kowloon Hotel, one of the major portions of the New World Centre, ceased its operation after 28 February 2010. Meanwhile, New World Hotel Beijing closed 435 guestrooms on 20 April 2010 for renovation.

In July 2010, the Group has launched a new logo and fresh corporate identity as New World Hospitality, the first in a series of repositioning initiatives. The move reflects the group's revitalization of its namesake New World Hotels brand and ambitious expansion plans, with the goal of becoming recognized as a distinctive hospitality icon within the region and internationally.

New World Hospitality assumed management of the New World Hotel Makati City, Manila and New World Hotel Shunde in October 2009 and January 2010 respectively. Currently eight hotels of New World Group are managed by New World Hospitality.

Department Stores

In FY2010, New World Department Store China Limited ("NWDS") recorded a total revenue of HK$1,872.9 million, an increase of 8.8% compared with the prior year. Profit attributable to shareholders was HK$577.6 million, representing an increase of 5.5% compared with the prior year.

The Central China Region contributed the most to the NWDS's revenue during the year under review, accounting for 32.4% of total revenue, followed by the Eastern China Region and Northeastern China Region, which accounted for 31.5% and 20.7% respectively.

In the year under review, three self-owned department stores namely Shanghai Baoshan Branch Store, Shanghai Chengshan Branch Store and Beijing Shishang Store were opened in Shanghai and Beijing. In January 2010, NWDS successfully acquired the operating right of Shanghai Pujian Branch Store which had previously been a managed store. Furthermore, Shenyang Taiyuan Street Branch Store was disposed of during the year under review.

As of the end of June 2010, the business network of NWDS comprised a total of 25 self-owned stores and 10 managed stores, with a total floor area of approximately 1,174,530 sq m or an increase of 10.4% over the previous year. Located in five operational regions, namely Northeastern China, Northern China, Eastern China, Central China and Southwestern China, the stores covered 17 major cities in Mainland China.

Telecommunications

During the year under review, New World Telecommunications Limited ("NWT") has modernized its network to create new revenue streams and drive business growth for the coming years. The network modernization has improved NWT's time-to-market by responding faster to the dynamically changing business needs. NW iMedia has strengthened its IT infrastructure by deploying various new systems with the aim in providing advanced Display Ad and Search Marketing services for customers.

In FY2010, NWT had signed International Telecom Service Agreements with additional 66 preferred partners. These new partners provide opportunities for NWT to extend its wholesale business reach to new destinations. Meanwhile, significant amount of focus had been put into Wholesales Data Services business and the total number of circuits being ordered by carrier partners for regular and longer terms increased 16.7% year-on-year.

In FY2010, CSL New World Mobility ("CSLNWM") recorded a revenue of HK$5,286 million, down 6.9% year-on-year. Revenue performance was negatively impacted by lower local voice yields and reduced international roaming driven by lower outbound travel among CSL New World's customer base since the beginning of the global financial crisis. Handset revenue also declined due to the general weakness in demand for devices. With the Hong Kong economy recovering in the second half, roaming revenue has shown signs of improvement. Data revenue performed strongly driven by customers substituting voice for data communication whilst prepaid revenues grew as a result of an increase in the prepaid customer base.

In FY2010, EBITDA recorded a growth of 6.7% year-on-year to HK$1,480 million. The decrease in capital expenditure of 28.2% year-on-year to HK$600 million was largely due to lower network capex in light of the Next G™ network build being completed during last year.

Others

New World China Enterprises Projects Limited ("NWCEP")
NWCEP not only acts as investment and project manager for New World Enterprise Holdings Limited, but also project manager for a China focused private equity fund, namely New World Liberty China Ventures Limited ("NWLCV"). The total accumulated investment amount of NWCEP is about US$163 million for over 20 projects.

In FY2010, NWLCV disposed its interests in a biotechnology drugs company and a phytopharmaceutical materials manufacturer, with approximately 112% and 160% of investment return respectively. NWLCV also disposed its remaining interests in an apparel products manufacturer.

New World TMT Limited ("NWTMT")
To benefit from regional liberalization initiatives and technological advancement, NWTMT continues to focus on profit generating services and applications in Mainland China and the Asia Pacific region. Leveraging on the existing projects, NWTMT would strive to expand the current portfolio both in breadth and depth, to achieve better business synergy and economic of scale. To execute a comprehensive realignment and development plan, NWTMT will continue to leverage on its expertise in the TMT arena to expand the portfolio scope including the expansion of IT outsourcing and system integration services.

MAJOR ACQUISITIONS AND DISPOSALS

1. Pursuant to a sale and purchase agreement dated 19 November 2009, NWSH disposed of part of its interest in Taifook Securities Group Limited ("Taifook Securities") during the year and the transaction was completed on 21 December 2009 (the "Disposal"). Immediately before the completion of the transaction, NWSH held approximately 61.86% interest in Taifook Securities and pursuant to the Disposal, approximately 52.86% interest in Taifook Securities was disposed of and approximately 9% interest was retained.

2. During the year, NWCL acquired 40% interest in Guangzhou Jixian Zhuang New World City Garden Development Limited ("Jixian Zhuang") for a consideration of RMB1 and 52.5% equity interest in Shanghai Trio Property Development Co., Ltd ("Trio") for a consideration of approximately HK$521 million. Jixian Zhuang is principally engaged in the development of Guangzhou Park Paradise, a residential development in Rongtai Cun, Baiyun District, Guangzhou, Guangdong Province, the PRC. The principal activity of Trio is the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai, the PRC. After the acquisitions, Jixian Zhuang and Trio become wholly-owned subsidiaries of NWCL.

3. In December 2009, NWCL disposed of its entire interest in Shanghai Juyi Real Estate Development Co., Ltd ("Juyi") to Guilherme Holdings (Hong Kong) Limited for a consideration of approximately HK$1,174 million. Juyi is principally engaged in the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai, the PRC.

4. On 11 June 2010, NWSH entered into agreements in respect of the disposal of certain non-core business under a management buyout arrangement, including (a) laundry and landscaping; (b) security and guarding; (c) trading of building materials; (d) senior residents' home; (e) insurance brokerage; (f) property management in Hong Kong; (g) cleaning; and (h) electrical and mechanical engineering (the "Disposed Group") subject to certain conditions precedent. Total consideration for the disposal was HK$888.5 million.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	FY2010 HK$m	FY2009 HK$m
Consolidated net debt	**27,113.5**	**34,187.5**
NWSH (stock code: 0659)	**(267.3)**	3,600.9
NWCL (stock code: 0917)	**8,696.1**	12,115.6
NWDS - cash and bank balances (stock code: 0825)	**(3,596.7)**	(2,923.5)
Net debt (exclude listed subsidiaries)	**22,281.4**	21,394.5

To diversify the source of funding and lengthen the debt maturity profile, the Group's wholly-owned subsidiary, Fita International Limited, issued fixed rate bonds in February and April 2010 with an aggregate principal amount of US$750 million (equivalent to approximately HK$5,840 million) which bear fixed interest rate at 7.00% per annum, payable semi-annually. The fixed rate bonds will mature on 10 February 2020 and guaranteed by the Company.

The Group's debts were primarily denominated in Hong Kong dollar and Renminbi. In respect of the Group's operations in Mainland China, the Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of Renminbi contributed to those projects. Apart from this, the Group does not have any material foreign exchange exposure.

The Group's borrowings were mainly arranged on a floating rate basis. The Group used interest rate swaps and derivative instruments to hedge part of the Group's underlying interest rate exposure. As at 30 June 2010, the Group had outstanding floating-to-fixed interest rate swap contracts and derivative instruments in the aggregate amount of HK$4,700 million and US$750 million (equivalent to approximately HK$5,840 million).

As at 30 June 2010, HK$31,770.2 million (2009: HK$33,358.4 million) of the Group's assets were pledged as securities for certain banking facilities of the Group.

As at 30 June 2010, the Group's cash and bank balances stood at HK$23,608.7 million and the consolidated net debt amounted to HK$27,113.5 million (2009: HK$14,363.3 million and HK$34,187.5 million). The net debt to equity ratio was 24.3%, a decrease of 10.8% as compared with FY 2009. The decrease was mainly due to the proceeds from the sale of residential units, proceeds from partial disposal of interests in Taifook Securities Group Limited and the amount raised in relation to a rights issue of new shares in NWCL and the increase in equity.

During the year, the Group redeemed convertible bonds issued by a subsidiary company of NWCL with principal amount of RMB2,218.8 million (2009: Nil).

As at 30 June 2010, the Group's long-term bank loans, fixed rate bonds and convertible bonds amounted to HK$50,160.4 million. Short-term bank and other loans as at 30 June 2010 were HK$561.8 million. The maturity of long-term bank loans, fixed rate bonds and convertible bonds as at 30 June 2010 is as follows:

	HK$m
Within one year	**5,623.3**
In the second year	**12,018.8**
In the third to fifth year	**24,480.4**
After the fifth year	**8,037.9**
	50,160.4

Equity of the Group as at 30 June 2010 increased to HK$111,689.5 million against HK$97,483.0 million as at 30 June 2009.

OUTLOOK

While the Hong Kong Government has been implementing various measures to improve the transparency and regulate practices of the property market, the low interest rate environment and tight future supply are expected to sustain the current market up-cycle. Satisfactory results of several recent land auctions reinforced the confidence of both demand and supply side of the property market. However, sovereign debt burdens in Europe and the weakening US economic recovery may induce the uncertainty to the outlook of local economy and affect the sentiment of the property market for the remainder of 2010.

In recent months, Hong Kong office and retail rental market have become more vibrant. Active business environment requires more office space which in turn fuels the uptick of rental rates. In the second quarter of 2010, the Hong Kong private consumption expenditure was up 4.6% year-on-year. The spectacular growth in three consecutive quarters is definitely a piece of good news to the retail rental market.

Though Mainland China is still having satisfactory export figures, the market anticipates a slowdown of trading in the coming months. Consequently, some worry that too early a cooling down may trigger an unstoppable recession. Against this backdrop, however, the recent signs of domestic property market rebound drag the Central Government into a difficult situation. Some suggest that the Central Government should immediately retract those previously imposed stimulus policies to avoid bubble.

In the short term, the Mainland China property market is full of uncertainties. The Group expects that the Central Government will continuously adjust the policies according to the domestic situation and the global economic development. In fact, to ensure a healthy development of the property market is one of the highlights of the Central Government. Overall, the Group is cautiously optimistic about Mainland China property market. We will continue our plan according to the good side of the market. At the same time, the Group also holds a prudent approach in managing its business to avoid those risks tripped quite a number of China developers in 2007 and 2008.

Assessing the domestic property market, on a comparable basis, NWCL sees more potential in the second-tier and third-tier cities. NWCL pioneered geographic diversification to enter cities such as Chengdu, Changsha and Guiyang, in several big moves back in FY2006. These new projects were first launched in 2009 and have commenced profit recognition since then. Though the average prices and margins of the first phase of these new projects are lower than those in first-tier cities, the Group expects them to become more and more promising in the subsequent phases.

The operating environment for the power industry in Mainland China remained challenging. Coal price has gone up noticeably since the fourth quarter of 2009 and will continue to put pressure on the profitability of power producers.

Environmental issue remains a top priority on the Mainland Government's agenda. The Central Government's increased support for environmental initiatives, such as waste water and sludge treatment, has created investment opportunities for this segment.

In view of the increasing demand for logistics and distribution facilities in Hong Kong, NWSH has capitalized on this opportunity by developing a new logistics warehouse in Kwai Chung which is scheduled for completion in 2011.

Expenditure on building and construction from public sector works continued to grow rapidly as the Hong Kong Government expedited small-scale works and some large-scale infrastructure projects started. Our Contracting business will concentrate its effort on the Hong Kong market, while downsizing or withdrawing from other markets.

The Hong Kong hotels have improved steadily in occupancies and average room rates since the fourth quarter of 2009. While riding on the global economic rebound and the growth of inbound tourists from Mainland China, the outlook for Hong Kong hotel business environment is still challenging with the concerns on the possibility of a double-dip recession.

Domestic consumption in Mainland China has walked out of global economic slump since the second half of 2009, and is back on track now. The Group is cautiously optimistic about the development of the domestic retail industry. After the rebranding programme was launched in June 2009, NWDS abandons the conventional store positioning by "Class Basis" and initiates "Fashion Style" & "Living Style" concept in the retail industry by categorizing the stores into themed department store and one-stop shopping department store, namely "Fashion Gallery" and "Living Gallery" respectively. The rebranding programme is scheduled for completion in 2012.

NWDS implements an expansion strategy of "multiple stores in a single city" and "radiation city" in various core growth cities within each operational region in pursuit of regional growth. Meanwhile, NWDS will carry on with the expansion strategy of opening two to three self-owned stores per fiscal year, about 100,000-120,000 sq m per annum in total.

To increase synergy of the Group companies, NWCL, NWDS, New World Hospitality of New World Group together with Chow Tai Fook Jewellery Company Limited, our affiliate company, have presented joint VIP membership programme in Mainland China, which allows sharing of VIP privileges among various parties while enhancing loyalty of our VIP customers.

EMPLOYEES

At 30 June 2010, about 55,000 staff was employed by entities under the Group's management. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company and all the listed subsidiaries of the Group, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or the respective subsidiaries.

AUDIT COMMITTEE

The Audit Committee was established in accordance with requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee has reviewed the systems of internal control and the financial statements for the year ended 30 June 2010.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules for the year ended 30 June 2010 except for the following deviation.

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has about 55,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 6 October 2010

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart, Mr. CHENG Chi-Kong, Adrian and Mr. CHENG Chi-Heng; (b) the Non-executive Directors of the Company are Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Ms. KI Man-Fung, Leonie; and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CONNECTED TRANSACTION

On 7 October 2010, the Company as the Purchaser's guarantor entered into the Agreement with the Vendor and the Purchaser, pursuant to which (i) the Vendor agreed to sell and assign, and the Purchaser agreed to purchase and accept the assignment of, the Sale Shares and the Sale Loan at the Transaction Consideration of HK$1.865 million, which will be satisfied by way of cash upon Completion; and (ii) the Company unconditionally and irrevocably guaranteed to the Vendor the due and punctual performance and observance by the Purchaser of all its obligations under the Agreement.

The business of the Hing Ying Group is the investment and holding of the Properties. Upon Completion, Hing Ying will be owned as to 40% indirectly by the Company.

The Vendor is jointly-owned by Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him. The relationship between the Vendor and the Purchaser is more particularly set out in the section headed "Relationship between the parties" below. The Vendor is a connected person of the Company and the Acquisition constitutes a connected transaction for the Company under Rule 14A.32(1) of the Listing Rules. As all the percentage ratios (as defined in the Listing Rules) are less than 5%, the Acquisition is only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and is exempted from the independent shareholders' approval requirement.

THE AGREEMENT

Date

7 October 2010

Parties

(i) The Vendor as vendor;
(ii) The Purchaser as purchaser; and
(iii) The Company as the Purchaser's guarantor.

Assets to be acquired of

Pursuant to the terms and conditions of the Agreement, the Vendor has agreed to sell and assign, and the Purchaser has agreed to purchase and accept the assignment of, the Sale Shares and the Sale Loan. The Sale Shares represents 40% of the entire issued share capital of Hing Ying.

The Sale Loan represents the entire unsecured and non-interest bearing shareholder's loan owing from Hing Ying to the Vendor as at the date of the Agreement. As at the date of the Agreement, the unaudited shareholder's loan owing from Hing Ying to the Vendor was HK$728,241,284.31.

Pursuant to the Agreement, the Company has unconditionally and irrevocably guaranteed to the Vendor the due and punctual performance and observance by the Purchaser of all its obligations under the Agreement and agreed to indemnify the Vendor against all losses, damages, costs and expenses which the Vendor may suffer arising from or in connection with any breach by the Purchaser of such obligations.

The business of the Hing Ying Group is its investment and holding of the Properties with a site area of approximately 72,000 square feet. The gross floor area of residential units to be erected on the Properties shall be approximately 576,000 square feet. As at the date of this announcement, the Properties are under demolition.

Consideration

The Transaction Consideration shall be paid in cash by the Purchaser upon Completion.

The Transaction Consideration was determined between the Purchaser and the Vendor after arm's length negotiations on the basis that the Hing Ying Group is the owner of the Properties free from all encumbrances on the date of Completion and with reference to the appraised value of the Properties based on the valuation report prepared by an independent professionally qualified valuer. The Transaction Consideration will be funded by the Group's internal resources.

Based on the above, the Directors (including the independent non-executive Directors) consider that the terms of the Agreement including the Transaction Consideration, which have been arrived at after arm's length negotiations, are fair and reasonable and are in the interests of the Group and the Shareholders as a whole.

Completion

Completion shall take place on the third Business Day after the date of the Agreement or such other date as the Vendor and the Purchaser may agree in writing. Upon Completion, Hing Ying will be owned as to 40% indirectly by the Company.

INFORMATION ON THE VENDOR AND THE HING YING

The Vendor is an investment holding company incorporated in the British Virgin Islands and is jointly-owned by Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him. The sole business of the Vendor is the holding of its 40% interest in Hing Ying.

Hing Ying was incorporated in the British Virgin Islands and is held as to 40% by the Vendor, 40% by Ford Cheer Enterprise Ltd and 20% by Cheertop Investments Limited. Hing Ying is an investment holding company and the business of the Hing Ying Group is its investment and holding of the Properties.

Based on the unaudited management accounts of Hing Ying, the total net asset value (excluding shareholders' loan) of Hing Ying as at 31 July 2010 was approximately HK$1,756.8 million. Set out below is a summary of the unaudited financial information of Hing Ying for each of the two years ended 31 March 2009 and 31 March 2010 prepared in accordance with HKFRS:

	For the year ended 31 March	
	2010	2009
	HK$'000	HK$'000
Net (loss) before taxation and extraordinary items	(7,801.8)	(30,828.9)
Net (loss) after taxation and extraordinary items	(7,839.6)	(30,828.9)

As the Vendor had been a shareholder of Hing Ying since the date of incorporation of Hing Ying, there is no original purchase cost of the Sale Shares.

REASONS FOR AND BENEFITS OF THE ACQUISITION

One of the main business areas of the Group is investment in and development of properties in Hong Kong. The acquisition of the interests in Hing Ying, whose subsidiaries are owners of the Properties, is consistent with the core business strategies of the Group.

The Directors believe that it is a viable investment and will broaden the asset and earnings base of the Group which will be beneficial to the Group and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) consider that the Agreement is entered into after an arm's length negotiation between the parties thereto and the terms therein are on normal commercial terms and the Acquisition is fair and reasonable and in the interests of the Group and the Shareholders as a whole.

RELATIONSHIP BETWEEN THE PARTIES

The Vendor is jointly-owned by Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him.

Mr. Cheng Kam Chiu, Stewart is the nephew of Dato' Dr. Cheng Yu Tung, cousin of Dr. Cheng Kar Shun, Henry and Mr. Cheng Kar Shing, uncle of Mr. Cheng Chi Kong, Adrian, Mr. Cheng Chi Him and Mr. Cheng Chi Heng.

Mr. Cheng Chi Him is the grandson of Dato' Dr. Cheng Yu Tung, the son of Mr. Cheng Kar Shing, Peter, the nephew of Dr. Cheng Kar Shun, Henry and Mr. Cheng Kam Chiu, Stewart, cousin of Mr. Cheng Chi Kong, Adrian and brother of Mr. Cheng Chi Heng.

Ford Cheer Enterprise Ltd is an associate of CTF, the substantial Shareholder holding approximately 40.03% of the issued share capital of the Company as at the date of the Agreement.

Cheertop Investments Limited is an associate of certain substantial shareholders of the subsidiaries of the Company.

GENERAL

As the Vendor is jointly-owned by Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him, the Vendor is a connected person of the Company and the Acquisition constitutes a connected transaction for the Company under Rule 14A.32(1) of the Listing Rules. As all the percentage ratios (as defined in the Listing Rules) are less than 5%, the Acquisition is only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and is exempted from the independent shareholders' approval requirement.

None of the Directors have a material interest in the Acquisition, but Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, and Mr. Cheng Chi Kong, Adrian, who are associates of Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him and present at the Board meeting approving the Acquisition, have voluntarily abstained from voting on the relevant Board resolution.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares and the Sale Loan by the Purchaser in accordance with the terms and conditions of the Agreement and the performance of the transactions contemplated under the Agreement
"Agreement"	the sale and purchase agreement dated 7 October 2010 entered into between the Vendor, the Purchaser and the Company in relation to the Acquisition
"associate"	has the same meaning as ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (excluding Saturday and other general holidays in Hong Kong and any day on which a tropical cyclone warning no.8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which licensed banks in Hong Kong are generally open for business
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Main Board of the Stock Exchange (Stock code: 0017)
"Completion"	completion of the Acquisition
"connected person(s)"	has the same meaning as ascribed to it under the Listing Rules
"CTF"	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and a substantial Shareholder holding approximately 40.03% of the issued share capital of the Company as at the date of the Agreement
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"Hing Ying"	Hing Ying Services Limited, a company incorporated in the British Virgin Islands with limited liability and held as to 40% by the Vendor, 40% by Ford Cheer Enterprise Ltd and 20% by Cheertop Investments Limited

"Hing Ying Group"	Hing Ying and its subsidiaries
"HKFRS"	the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan Consideration"	the face value of the Sale Loan, being the consideration payable by the Purchaser to the Vendor for the assignment of the Sale Loan
"Properties"	all those pieces or parcels of ground registered in the Land Registry as sub-section 1 of section H of Inland Lot No.5044, the remaining portion of Section H of Inland Lot No.5044, section I of Inland Lot No.5044, section P of Inland Lot No.5044, sub-sections 1, 2 and 3 of section Q of Inland Lot No.5044, the remaining portion of section Q of Inland Lot No.5044, sub-section 1 of section R of Inland Lot No.5044, the remaining portion of section R of Inland Lot No.5044 and section G of Inland Lot No.5044 held under the Lease dated 29 March 1949
"Purchaser"	Chi Lam Investment Company Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Sale Loan"	HK$728,241,284.31, being the entire amount of the unsecured and non-interest bearing shareholder's loan owing from Hing Ying to the Vendor as at the date of the Agreement
"Sale Shares"	40 shares of Hing Ying, representing 40% of its entire issued share capital
"Shareholder(s)"	holder(s) of the share(s) of the Company
"Share Consideration"	being the Transaction Consideration less the Loan Consideration
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction Consideration"	HK$1,865 million, being the aggregate purchase price for the Sale Shares and the Sale Loan
"Vendor"	Meritown Properties Limited, a company incorporated in the British Virgin Islands with limited liability and jointly-owned by Mr. Cheng Kam Chiu, Stewart and Mr. Cheng Chi Him
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 7 October 2010

As at the date of this announcement: (a) the executive Directors are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart, Mr. Cheng Chi Kong, Adrian and Mr. Cheng Chi Heng; (b) the non-executive Directors are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive Directors are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate Director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.